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October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes Linda Cvrkel Taylor Beech Jacqueline Kaufman

Re:	Rent the Runway, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 22, 2021 File No. 333-260027

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby attaching as Exhibit A hereto changes to the Registration Statement on Form S-1 (“Amendment No. 2”). The Company previously filed Amendment No. 2 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) on October 22, 2021 (“Registration Statement”). Exhibit A shows revisions to reflect the Company’s responses to comments provided orally by the staff of the Commission (the “Staff”) in telephone conversations on October 26, 2021. The Company will reflect the revisions in Exhibit A in the final prospectus filed pursuant to Rule 430A.

October 26, 2021

* * *

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP

October 26, 2021

Exhibit A